UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-8F

I.	General Identifying Information
1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☒ Merger

☐ Liquidation

☐	Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
☐	Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)
2.	Name of fund: PUTNAM GLOBAL UTILITIES FUND
3.	Securities and Exchange Commission File No.: 811-05989; 033-37011
4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒ Initial Application                                                ☐ Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

100 Federal Street

Boston, MA 02110

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

	Timothy Cormier, Esq.	Bryan Chegwidden, Esq.
	Ropes & Gray LLP	Ropes & Gray LLP
	Prudential Tower	1211 Avenue of the Americas
	800 Boylston Street	New York, NY 10036
	Boston, MA 02199	(212) 497-3636
(617) 951-7747; or,

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-l, .31a-2]:
Note:	Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-l and 31a-2for the periods specified in those rules.

The records held in accordance with rules 31a-1 and 31a-2 are kept by Putnam Investment Management, LLC, State Street Bank and Trust Company, and Putnam Investor Services, Inc. (investment adviser, custodian, and investor servicing agent, respectively).

Putnam Investment Management, LLC (maintains records relating to its function as investment adviser) 100 Federal Street Boston, MA 02110 (617) 292-1000	State Street Bank and Trust Company (maintains records relating to its function as custodian) 2 Avenue de Lafayette Boston, MA 02111 (617) 786-3000	Putnam Investor Services, Inc. (maintains records relating to its function as investor servicing agent) 100 Federal Street Boston, MA 02110 (617) 292-1000

8.	Classification of fund (check only one):
☒	Management company;
☐	Unit investment trust; or
☐	Face-amount certificate company.
9.	Subclassification if the fund is a management company (check only one):

☒ Open-end                                                ☐ Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Massachusetts

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:
Putnam Investment Management, LLC 100 Federal Street Boston, MA 02110	Putnam Investments Limited 16 St James's Street London, England SW1A 1ER	The Putnam Advisory Company, LLC 100 Federal Street Boston, MA 02110

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Putnam Retail Management Limited Partnership

100 Federal Street

Boston, MA 02110

13.	If the fund is a unit investment trust (“UlT”) provide:
(a)	Depositor’s name(s) and address(es): Not applicable.
(b)	Trustee’s name(s) and address(es): Not applicable.
14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?
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☐ Yes                                                ☒ No

If Yes, for each UIT state:

Name(s):

File No.: 811-_____________

Business Address:

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes                                                ☐ No

If Yes, state the date on which the board vote took place: January 25, 2019

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes                                                ☐ No

If Yes, state the date on which the shareholder vote took place: May 22, 2019

If No, explain:

II.	Distributions to Shareholders
16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒ Yes                                                ☐ No

(a)	If Yes, list the date(s) on which the fund made those distributions: June 12, 2019
(b)	Were the distributions made on the basis of net assets?

☒ Yes                                                ☐ No

(c)	Were the distributions made pro rata based on share ownership?

☒ Yes                                                ☐ No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:
(e)	Liquidations only:

Were any distributions to shareholders made in kind?

☐ Yes                                                ☐ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

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17.	Closed-end funds only:

Has the fund issued senior securities?

☐ Yes                                                ☐ No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☒ Yes                                                ☐ No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?
(b)	Describe the relationship of each remaining shareholder to the fund:
19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐ Yes                                                ☒ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities
20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☐ Yes                                                ☒ No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:
(b)	Why has the fund retained the remaining assets?
(c)	Will the remaining assets be invested in securities?

☐ Yes                                                ☐ No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐ Yes                                                ☒ No

If Yes,

(a)	Describe the type and amount of each debt or other liability:
(b)	How does the fund intend to pay these outstanding debts or other liabilities?
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IV.	Information About Event(s) Leading to Request For Deregistration
22.	(a) List the expenses incurred in connection with the Merger or Liquidation:
(i)	Legal expenses: $381,611
(ii)	Accounting expenses: $161,000
(iii)	Other expenses (list and identify separately):

Reports to Shareholder          $20,666

Postage                                  $18,440

Other                                      $47,273

(iv)	Total expenses (sum of lines (i)-(iii) above): $628,990
(b)	How were those expenses allocated?

Legal and accounting expenses, the cost of printing and mailing the prospectus / proxy statement, portfolio transfer taxes (if any), and other similar expenses incurred in connection with the consummation of the merger were allocated evenly between Putnam Global Utilities Fund, Putnam Global Consumer Fund, Putnam Global Financials Fund, Putnam Global Sector Fund, and Putnam Focused International Equity Fund (f/k/a Putnam Global Equity Fund), except that relevant proxy solicitation costs were allocated to the applicable acquired fund (i.e., Putnam Global Utilities Fund, Putnam Global Consumer Fund, Putnam Global Financials Fund, and Putnam Global Sector Fund).

(c)	Who paid those expenses?

Putnam Global Utilities Fund, Putnam Focused International Equity Fund (f/k/a Putnam Global Equity Fund) and Putnam Investment Management, LLC. Due to an expense limitation in place for Putnam Global Utilities Fund, Putnam Investment Management, LLC reimbursed a portion of the expenses paid by Putnam Global Utilities Fund, and due to expense limitations in place for Putnam Global Consumer Fund, Putnam Global Financials Fund and Putnam Global Sector Fund, Putnam Investment Management, LLC reimbursed the portion of the expenses paid by each of those funds.

(d)	How did the fund pay for unamortized expenses (if any)?

Not applicable.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐ Yes                                                ☒ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business
24.	Is the fund a party to any litigation or administrative proceeding?

☐ Yes                                                ☒ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

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25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐ Yes                                                ☒ No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only
26.	(a) State the name of the fund surviving the Merger:

PUTNAM FOCUSED INTERNATIONAL EQUITY FUND (f/k/a Putnam Global Equity Fund)

(b)	State the Investment Company Act file number of the fund surviving the Merger:

Investment Company Act Registration No. 811-01403

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

Securities Act File No. 333-229676; Registration Statement on Form N-14 filed on February 14, 2019 (and subsequently filed on March 22, 2019 as part of a filing pursuant to Rule 497 under the Securities Act of 1933 following the effective date of the N-14 Registration Statement).

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

Not applicable.

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VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Putnam Global Utilities Fund, (ii) he is the Executive Vice President, Principal Executive Officer, and Compliance Liaison of Putnam Global Utilities Fund and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.

The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

/s/ Jonathan S. Horwitz

Jonathan S. Horwitz

Executive Vice President, Principal Executive
Officer, and Compliance Liaison

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